SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

0- 28038

Report of Foreign Issuer

P.E.
7/23/02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 23, 2002

Swedish Match AB
(Translation of Registrant's Name Into English)

SWEDISH MATCH CORP

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: **Press release dated July 22, 2002: "Swedish Match takes legal action against US Tobacco"**

SWEDISH MATCH

PRESS RELEASE

Nasdaq: SWMAY Stockholmsbörsen: SWMA

July 22, 2002

Swedish Match takes legal action against US Tobacco

Swedish Match today announced that its fully owned subsidiary Swedish Match North America, Inc. ("SMNA") has filed federal civil antitrust action in the United States District Court for the Western District of Kentucky against U.S. Smokeless Tobacco Company ("USST") and other U.S. Tobacco affiliated companies, seeking a permanent injunction and alleging substantial antitrust damages resulting from USST's use of illegal, exclusionary tactics to suppress competition, raise prices, and stifle innovation in the United States moist snuff tobacco market.

SMNA's suit comes just 2 months after the United States Court of Appeals for the Sixth Circuit upheld a jury verdict awarding $350 million in damages against USST in an earlier suit brought by Conwood Company, L.P., another competitor in the moist snuff market. Under federal antitrust law, these damages are trebled to $1.05 billion.

SMNA's complaint alleges that it suffered damages as a result of USST's conduct, which has continued through the period covered by the SMNA complaint. According to testimony by SMNA executives in the Conwood litigation, USST employed the same tactics it used against Conwood to injure SMNA. The SMNA complaint also alleges that USST targeted the "value priced" Timber Wolf product manufactured by SMNA to the detriment of competition and consumers.

Despite the existence of a federal court order enjoining certain conduct by USST SMNA believes that continuing activities of USST left SMNA no recourse but to institute its own antitrust action in order to protect competition in the marketplace in which it operates and to vindicate its legal rights.

SMNA is represented by the law firms of Debevoise & Plimpton of New York, New York and Robertson, Freilich, Bruno and Cohen of Newark, New Jersey.

Swedish Match is an international group with headquarters in Stockholm, Sweden. The company manufactures a broad range of tobacco products, matches and disposable lighters which are sold in approximately 140 countries. Sales for the twelve month period ending March 31, 2002 amounted to 13,883 MSEK. Swedish Match is listed on Stockholmsbörsen (SWMA) and on NASDAQ (SWMAY).

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	*office +46 8 658 01 75*
Sven Hindrikes, Executive Vice President and Chief Financial Officer 41 76	*office +46 8 658 02 82* *mobile +46 70 567*
Bo Aulin, Senior Vice President, Secretary and General Counsel	*office +46 8 658 03 64* *mobile +46-70 558 03 64*
Emmett Harrison, Vice President, Investor Relations	*office +46 8 658 01 73* *mobile +46 70 938 01 73*
Lin McKinnie, Vice President, Investor Relations (US)	*office +1 804 302 1912* *mobile + 1 917 592 7670*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: July 23, 2002

By: [signature]
Name: Lennart Sundén
Title: President and Chief Executive Officer